EXHIBIT 1

                      STATEMENT OF MC GLADREY & PULLEN, LLP



March 30, 1999

Board of Directors
WTC Industries, Inc.
150 Marie Avenue East
West St. Paul, MN 55118

Ladies and Gentlemen:

In view of the Company's financial condition and imminent maturity on May 31, 1999 of $1,450,000 of promissory notes issued by the Company, we have been unable to complete the audit of the December 31, 1998 financial statements. We are unable to express an opinion on the financial statements until we are able to complete the audit procedures related to the results of the negotiations to be held by the Company with the noteholders. We expect that we will be able to complete the audit upon resolution of these negotiations.



                                       McGladrey & Pullen, LLP